Exhibit (a)(1)(vii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated June 24, 2010 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Santander BanCorp

at

$12.69 Net per Share

Pursuant to the Offer to Purchase Dated June 24, 2010

by

Administración de Bancos Latinoamericanos Santander, S.L.

a member of the

Santander Group

Administración de Bancos Latinoamericanos Santander, S.L. (the “Purchaser”), organized under the laws of the Kingdom of Spain and an indirect wholly owned subsidiary of Banco Santander, S.A. (“Parent” and together with its subsidiaries, the “Santander Group”), is offering to purchase all outstanding shares (the “Shares”) of common stock, par value $2.50 per share, of Santander BanCorp, a Commonwealth of Puerto Rico corporation (the “Company”), not owned by the Purchaser for $12.69 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 24, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 22, 2010, UNLESS THE OFFER IS EXTENDED.

The Santander Group owns approximately 90.6% of the Shares and intends to acquire all of the Shares that the Purchaser does not already own pursuant to this Offer and a subsequent short-form merger. Because the Santander Group owns more than 90% of the Shares, Puerto Rico law provides the Santander Group with the right to immediately acquire all of the Shares that it does not already own by means of a short-form merger without extending this Offer and without seeking shareholder approval or the approval of the board of directors of Santander BanCorp. However, in order to offer minority stockholders who are not residents of Puerto Rico or who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee an alternative to the imposition of withholding tax pursuant to Puerto Rico law that will occur when the Santander Group merges with the Company through a short-form merger, the Santander Group is initially offering to purchase all of the Shares that the Purchaser does not already own at the same price as the merger consideration to be paid in the short-form merger. There will be no withholding tax pursuant to Puerto Rico law on payments made pursuant to this Offer. There are no conditions to the Offer or the financing of the Offer.

As soon as reasonably practicable following the consummation of the Offer, we intend to consummate a short-form merger (the “Merger”) with the Company in which all remaining public stockholders will receive the same price per share as was paid in the Offer, without interest and less applicable withholding taxes. If you choose not to tender your Shares in this Offer, your Shares will be cancelled pursuant to the Merger in consideration for the same price per share as offered in the Offer, but as required by Puerto Rico law, Puerto Rico tax will be withheld on payments to (i) U.S. citizens not resident in Puerto Rico and whose Shares are held or registered in their name at a rate of 10%;

(ii) other individuals not resident in Puerto Rico and foreign corporations and entities not engaged in a Puerto Rico trade or business at a rate of 25%; and (iii) stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee at a rate of 25%. Stockholders who are Puerto Rico residents and hold their Shares through a broker, dealer, commercial bank, trust company or other nominee will be subject to the 25% Puerto Rico withholding tax unless they become the record holder of their Shares prior to the effective date of the Merger. Stockholders who are not Puerto Rico residents and are not engaged in a trade or business in Puerto Rico will not be subject to Puerto Rico income tax for any gain resulting from the disposition of their Shares pursuant to the Offer but will be subject to Puerto Rico income tax for any gain resulting from the disposition of their Shares pursuant to the Merger.

Puerto Rico law provides appraisal rights to stockholders whose Shares are acquired in a Merger. In connection with the Merger, if you currently hold your Shares through a broker or other financial intermediary, you may not make an appraisal demand directly. Instead, you must cause the applicable broker or other financial intermediary to submit such appraisal demand on your behalf. If your broker or other financial intermediary fails to properly assert appraisal rights on your behalf, such appraisal rights will be forfeited. In addition, if you tender your Shares in this Offer, you will lose the opportunity to exercise appraisal rights with respect to those Shares.

The Offer is being made without obtaining the prior approval or recommendation of the Company’s board of directors or any special committee thereof. Within 10 business days of the Offer to Purchase, the Company must announce its position on the Offer.

Stockholders who have Shares registered in their own names and tender directly to BNY Mellon Shareowner Services, the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if it charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay transfer taxes on the sale of Shares pursuant to the Offer.

There are no conditions to the Offer or the financing of the Offer.

Subject to any applicable rules and regulations of the Securities and Exchange Commission, the Purchaser expressly reserves the right in its sole discretion to extend the Offer at any time and from time to time for any reason by giving oral or written notice of such extension to the Depositary and by making a public announcement thereof. After the expiration of the Offer, the Purchaser may, but is not obligated to, include a subsequent offering period. A subsequent offering period, if provided, will be an additional period of time, beginning after the Purchaser has purchased Shares tendered in the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the price paid for Shares in the Offer. The Purchaser does not currently intend to include a subsequent offering period, although it reserves the right to do so. If the Purchaser includes a subsequent offering period, the Purchaser may extend it from time to time.

The Purchaser will be deemed to have accepted for payment Shares tendered pursuant to the Offer when, as and if the Purchaser gives oral or written notice of its acceptance to the Depositary. Payment for Shares accepted for payment (including during any subsequent offering period) will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase)) and (iii) any other required documents.

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration of the Offer. Shares may also be withdrawn after August 19, 2010 unless theretofore accepted for payment as provided in the Offer to Purchase. Once the Purchaser accepts Shares for payment, you will no longer be able to withdraw them. In addition, you may not withdraw Shares tendered during any subsequent offer period that we may provide.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase) through the Book-Entry Transfer Facility) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and/or Puerto Rico income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. All stockholders should consult their own tax advisor about the tax consequences to them of participating in the Offer in light of their particular circumstances.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase, the related Letter of Transmittal and other related documents are being mailed to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained promptly, at our expense, from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. We will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Banks and Brokers call collect: (212) 269-5550

All others call toll free: (800) 735-3107

Email: santanderbancorp@dfking.com

June 24, 2010

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